Exhibit 99.1

Ping An Biomedical Announces Planned Acquisition of Three Tumor Cell-Related Medical Technology Patents to Build a Core Oncology and Biotech Intellectual Property Portfolio

FOR IMMEDIATE RELEASE

HONG KONG, October 22, 2026 — Ping An Biomedical Co., Ltd. (Nasdaq: PASW) (the “Company”) today announced its entry into a letter of intent with Future Biotechnology Group Co., Limited (the “Letter of Intent”), for the planned acquisition (the “Planned Acquisition”) of three tumor cell-related medical technology patents covering areas including oncology diagnosis and treatment, cell detection and bioengineering, and biomarker and DNA probe technologies, for a consideration ranging from US 2 million to US 2.5 million. The Planned Acquisition shall be subject to a final acquisition agreement to be subsequently prepared and executed by the parties. The Planned Acquisition is intended to support the Company’s longer-term healthcare and biomedical R&D strategy and to establish a core intellectual property portfolio in oncology and biotechnology.

Strategic Rationale

The Company believes the Planned Acquisition is in line with its assessment of long-term structural trends in the healthcare market, particularly the growing importance of oncology-related diagnostics, research tools, and enabling biotechnologies. The Planned Acquisition is intended to advance the Company’s longer-term healthcare and biomedical strategy by establishing its position in tumor-related technology areas through targeted intellectual property. The Company intends to gradually build a healthcare technology asset reserve that can support not only ownership of core intellectual properties, but also potential pathways such as internal development, collaboration, and licensing. The Company expects this intellectual property reserve to provide foundational IP support for the subsequent commercialization and rollout of related healthcare businesses.

Expected Significance and Next Steps

Upon completion of the Planned Acquisition, the Company intends to incorporate the patents into its healthcare technology IP reserve. Management plans to evaluate appropriate pathways for further development, which may include internal research and development, collaboration with partners, and/or licensing, subject to further assessment and applicable approvals. The Company does not expect the Planned Acquisition , by itself, to generate material revenue in the near term; rather, it is intended as a foundational step to support the Company’s longer-term healthcare and biomedical initiatives.

Statement from Management

“Building a focused healthcare technology IP reserve is a measured step aligned with our long-term view of the medical market,” said Mr. Pijun Liu, Chief Executive Officer and Chairman of the Board of the Company. “This planned acquisition is a concrete step in our healthcare and biomedical strategy—not a one-off announcement. By combining disciplined capital allocation with rigorous compliance oversight, we aim to assemble core intellectual property that can support the future development and commercialization of related healthcare businesses.”

The Company notes that the planned transaction remains subject to due diligence, the negotiation and execution of definitive agreements, and applicable regulatory and contractual requirements. There can be no assurance that definitive agreements will be entered into or that the acquisition will be completed on the terms contemplated, or at all. The Company may update this announcement following execution of definitive agreements to reflect the final terms.

About Ping An Biomedical Co., Ltd.

Ping An Biomedical Co., Ltd. is a one-stop supply chain management (SCM) service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact—including, without limitation, those with respect to the objectives, plans, and strategies of the Company set forth herein, and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate,” or similar expressions—are forward-looking statements. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties that could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors, not all of which are known to the Company, which may include, without limitation: our ability to respond timely and accurately to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services, and transport infrastructure; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and the establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events; and other events and/or risks outlined in Ping An Biomedical Co., Ltd.’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of issuance, and Ping An Biomedical Co., Ltd. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

Celestia Investor Relations

Email: investors@celestiair.com